SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

WEBMD HEALTH CORP.

(Name of Subject Company (Issuer))

WEBMD HEALTH CORP. (ISSUER)

(Names of Filing Persons (Issuer and Offeror))

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

94770V 10 2

(CUSIP Number of Class of Securities)

DOUGLAS W. WAMSLEY, ESQ.

WEBMD HEALTH CORP.

395 HUDSON STREET

NEW YORK, NEW YORK 10014

(212) 624-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

CREIGHTON O’M. CONDON, ESQ.

SCOTT PETEPIECE, ESQ.

SHEARMAN & STERLING LLP

599 LEXINGTON AVENUE

NEW YORK, NEW YORK 10022

(212) 848-4000

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$110,000,000	$12,749
(1)	Estimated solely for purposes of calculating the filing fee, this amount is based on the purchase of 2,000,000 shares of common stock at the offer price of $55.00 per share.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $115.90 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,749	Filing Party: WebMD Health Corp.
Form or Registration No.: Schedule TO	Date Filed: November 16, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on November 16, 2016 (the “Schedule TO”) relating to the offer by WebMD Health Corp., a Delaware corporation, to purchase up to 2,000,000 shares of its common stock, par value $.01 per share, at a price of $55.00 per share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 16, 2016 and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively. This Amendment is intended to satisfy the reporting requirement of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended.

ITEM 11. ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

(c) On December 16, 2016, the Company issued a press release announcing the preliminary results of the Offer, which expired at 5:00 p.m., New York City time, on Thursday, December 15, 2016. A copy of the press release is filed as Exhibit (a)(1)(K) to the Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS.

The Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(K)      Press Release dated December 16, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2016

WEBMD HEALTH CORP.

By:	/s/ Lewis H. Leicher
	Name:	Lewis H. Leicher
	Title:	Senior Vice President

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated November 16, 2016.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Press Release dated November 16, 2016.
(a)(1)(G)*	Summary Advertisement.
(a)(1)(H)**	Letter to Participants in the WebMD 401(k) Savings Plan.
(a)(1)(I)*	Letter to Vested Stock Option Holders.
(a)(1)(J)*	Email communication to Employees.
(a)(1)(K)***	Press Release dated December 16, 2016.
(b)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.

*	Previously filed with the Schedule TO on November 16, 2016.

**	Previously filed with Amendment No. 1 to the Schedule TO on November 17, 2016.

***	Filed herewith.

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